Exhibit 99.1

Concordia Healthcare Completes US$520 Million Public Offering of Common Shares at

US$65.00 per Common Share

OAKVILLE, ON – September 30, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) today announced that, further to its September 24, 2015 press release, it has completed its underwritten public offering (the “Offering”) of 8,000,000 common shares of Concordia for aggregate gross proceeds of US$520 million.

The Offering was completed at a price per share of US$65.00 (the “Offering Price”) by a syndicate of underwriters led by Goldman, Sachs & Co. and RBC Capital Markets, as lead book running managers, and Credit Suisse Securities (USA) LLC and Jefferies LLC, as additional book running managers, together with the Canadian affiliates of certain of the book running managers (the “Underwriters”). The Company also has granted the Underwriters an option to purchase up to an additional 1,200,000 common shares of Concordia at the Offering Price, exercisable at any time, and from time to time, in whole or in part, up to 30 days after and including the closing date of the Offering.

The Company intends to use the net proceeds of the Offering to fund in part the purchase price and costs related to the acquisition of Amdipharm Mercury Limited (“AMCo”), which the Company expects to close during the fourth quarter of 2015. The Company expects to finance the balance of the purchase price through a combination of term loans and a private placement of non-convertible debt securities, and has committed financing from certain of the Underwriters to pay for the purchase price of AMCo, to refinance all outstanding term loans or indebtedness for borrowed money of AMCo, and to repay certain existing debt of Concordia.

As previously announced, the Company entered into an agreement to acquire London-based AMCo earlier this month. The purchase price for the acquisition will consist of cash consideration of approximately £800 million (approximately US$1.2 billion), a fixed amount of 8.49 million common shares of the Company, and the repayment of AMCo’s existing debt of approximately US$1.4 billion (senior secured facilities of £581 million and €440 million), plus accrued interest and related cross-currency swaps. In addition, Concordia will pay £272,801 (approximately US$414,000), and a maximum cash earn-out of £144 million (approximately US$220 million) based on AMCo’s future gross profit over a period of 12 months from October 1, 2015.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the exercise of the Underwriters’ Option, the use of proceeds of the Offering, the completion of the term loans and the private placement of notes and the completion of the acquisition of AMCo. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the Acquisition, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

Adam Peeler

NATIONAL Equicom

416-815-0700 x 225

apeeler@tmxequicom.com